June 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

RE:	Merit Life Insurance Co.

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Merit Life Insurance Co. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the confidential draft Registration Statement on Form S-1 (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed offering of the Company’s contingent deferred annuity contracts. The Registration Statement was originally submitted to the Commission on June 9, 2020.

The Company’s Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (312) 443-1823 or Tom Bohac at (312) 443-0337.

Sincerely,

/s/ Michael K. Renetzky

Michael K. Renetzky